Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Cherry Hill Mortgage Investment Corporation for the registration of shares of common stock, shares of preferred stock, warrants to purchase shares of common stock or preferred stock, rights to purchase shares of common stock or preferred stock, and units consisting of two or more of the foregoing, and to the incorporation by reference therein of our report dated March 14, 2017, with respect to the consolidated financial statements of Cherry Hill Mortgage Investment Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, NY
November 21, 2017